Exhibit 99.1

PRESS RELEASE
14 August 2025 – 10:30 pm CEST

PUBLICATION OF EXEMPTION DOCUMENT
ANTWERP, Belgium, 14 August 2025, 10:30 pm CEST – CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) (“CMB.TECH”) hereby informs that it has published an exemption document and a special report of the supervisory board, in connection with the contemplated stock-for-stock merger with Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) ("Golden Ocean" and the “Merger”).
Exemption Document
In accordance with Article 1 (5) (f) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”), CMB.TECH has published an exemption document that describes the main features of the Merger (the "Exemption Document"), which is available on CMB.TECH’s website: https://cmb.tech/investors/corporate-governance/proposed-merger-between-cmbtech-and-golden-ocean.
The Exemption Document has been prepared exclusively for use in connection with (i) the admission to trading on the regulated market of Euronext Brussels of the new ordinary CMB.TECH shares to be issued in connection with the contemplated Merger, and (ii) the secondary listing of CMB.TECH’s ordinary shares, including the new ordinary CMB.TECH shares, on the regulated market Euronext Oslo Børs. The Exemption Document is for informational purposes only and is not intended to provide, and should not be understood as providing, a complete and comprehensive analysis of the Merger and the parties involved.
The Exemption Document does not constitute an offer or solicitation to buy, subscribe or sell securities issued by CMB.TECH, and no securities are being offered or sold pursuant to this Exemption Document. The Exemption Document does not constitute a prospectus within the meaning of the Prospectus Regulation, and therefore has not been subject to the scrutiny and approval by the Belgian Financial Services and Markets Authority (the “FSMA”), the Norwegian Financial Supervisory Authority (the “NFSA”) or any other supervisory authority in any other jurisdiction.
Special report of the supervisory board
The supervisory board of CMB.TECH has prepared a special report in accordance with Articles 7:179 juncto 7:197 of the Belgian Code of Companies and Associations in relation to the capital increase and contribution in kind of shares in the context of the Merger, which is available on CMB.TECH’s website.
About CMB.TECH
CMB.TECH is a diversified and future-proof maritime group that owns and operates more than 160 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels and workboats. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT”.
About Golden Ocean
Golden Ocean is a Bermuda incorporated shipping company specialising in the transportation of dry bulk cargoes. As of May 2025, the Golden Ocean fleet consists of more than 90 vessels, with an aggregate capacity of approximately 13.7 million deadweight tonnes. Golden Ocean’s ordinary shares are listed on Nasdaq with a secondary listing on the Euronext Oslo Børs under the ticker symbol “GOGL”.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
14 August 2025 – 10:30 pm CEST

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than of historical facts. CMB.TECH desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the failure to satisfy the conditions to completion of the Merger set forth in the Merger Agreement, the failure to obtain required shareholder approvals, the failure to complete the Merger within the expected timeframe or at all, the potential for the Merger Agreement to be terminated in accordance with its terms, the exercise of appraisal rights by Golden Ocean shareholders, the potential for litigation in connection with the Merger, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk and tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
You are cautioned not to place undue reliance on CMB.TECH’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. CMB.TECH assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.
Disclaimer
This press release is also published in Dutch. If ambiguities should arise from the different language versions, the English version will prevail.
Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
14 August 2025 – 10:30 pm CEST

This announcement is not a recommendation in favor of the proposed Merger described herein. In connection with the proposed Merger, CMB.TECH has filed with the SEC a registration statement that includes a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH also has filed other relevant documents with the SEC regarding the proposed Merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus and other relevant documents that CMB.TECH files with the SEC at the SEC’s website at www.sec.gov.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech